

March 16, 2023

Ming Hung Lai
Chairman
Millennium Group International Holdings Ltd
Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong
Kowloon, Hong Kong 999077

      Re: Millennium Group International Holdings Ltd
          Amendment No. 4 to Registration Statement on Form F-1
          Filed March 15, 2023
          File No. 333-268063

Dear Ming Hung Lai:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2022 letter.

Amendment No. 4 to Form F-1 filed on March 15, 2023

Cover, page 1

1.   Please correct the number of shares to be issued presented on the cover page to be 1,250,000 rather than 1,2500,000.

Capitalization, page 54

2.   It appears certain pro forma, as adjusted amounts presented in the table, including total shareholders' equity and total liabilities and shareholders' equity, have not been properly calculated. In this regard, it appears pro forma, as adjusted amounts were determined by adding gross proceeds of $5,000,000 to historical amounts rather than net proceeds of $3,420,000. Please explain why you believe the amounts presented are appropriate or revise them.

Dilution, page 55

3.   It is not clear why you changed historical net tangible book value at June 30, 2022. Please explain or revise.

Exhibit 5.1, page II-1

4.   Please have counsel revise its legal opinion to quantify the securities being registered under the registration statement.

General

5.   Please revise to update your disclosures throughout the filing and address areas that appear to need updating. For example, we note your disclosure that estimate the starting date of the construction in Hung Yen Province, Vietnam will commence around the fourth quarter of 2022 or the first quarter of 2023.

        You may contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing